EXHIBIT 4.2

SHARED SERVICES AGREEMENT

Made Effective as of April 1, 2022

Between

UNIVERSAL MINERAL SERVICES LTD.

("UMS")

And

THOSE CORPORATIONS THAT HAVE EXECUTED SCHEDULE "A" HERETO

(each a "Client")

SHARED SERVICES AGREEMENT

THIS AGREEMENT is made effective April 1, 2022

BETWEEN:

Universal Mineral Services Ltd., a company incorporated under the laws of British Columbia having a registered office at Suite 1630, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3

(herein "UMS")

PARTY OF THE FIRST PART

AND:

THOSE MINING COMPANIES WHICH HAVE EXECUTED THIS AGREEMENT ON SCHEDULE "A" HERETO

(each herein "Client" and collectively "Clients")

COLLECTIVELY THE PARTIES OF THE SECOND PART

AND WHEREAS the Clients are active in the acquisition, exploration and development of natural resource properties and require the use of shared office premises, as well as certain executive, corporate and project administrative and technical support services (collectively "Services") on a minimum regular and increased, as-needed, basis from time-to-time;

WHEREAS the Clients collectively own UMS and intend that Services be provided on a transparent, effective and full-cost recovery basis notwithstanding these arrangements are entered into on a non-arms-length basis;

NOW THEREFORE in consideration of the mutual covenants herein contained, the parties hereto agree as follows:

PART 1
DEFINITIONS

1.1 Where used in this Agreement the following capitalized terms have the ascribed meanings:

(a) "Annual Budget" means a written budget of operating and capital Costs to be prepared by UMS management for the ensuing calendar year to be presented to the UMS Board and Client Boards before December 15 and adopted by the UMS Board with or without changes no later than January 15 of the following calendar year (except for the 2022 Annual Budget which shall be done as soon as practicable after execution hereof). The Annual Budget shall reflect Part 3 and Part 4 hereof;

(b) "Board" means the board of (or sole) director(s) of UMS or the board of directors of a Client as the context requires as such Board as it is from time to time legally elected or appointed;

(c) "Cash Deposit" means an amount of cash determined in accordance with Part 4 which each Client will provide to UMS on execution hereof (if not already provided) to secure up to approximately three months of its anticipated monthly Fees;

(d) "Charges" means the Cost of third party charges and invoices applicable to individual Client activities which are not part of the shared costs and activities, plus a reasonable administrative Fee if additional Services are required to negotiate, implement, monitor, account for or otherwise control the Charges;

(e) "Costs" means costs, expenses and outlays of every kind or nature, paid or incurred and including, without double counting, amortization and depreciation of Costs incurred to acquire depreciable equipment, leasehold improvements and other assets.

(f) "Fees" means the amount invoiced by UMS to each Client monthly for Fixed Cost Fees and Variable Cost Fees;

(g) "Fixed Costs"- means the Costs and expenses for shared premises, equipment and the portion of Secondment Fees which are more or less fixed and/or predictable and which shall be estimated for each Client in the Annual Budget separately for seconded personnel, premises, equipment and miscellaneous costs;

(h) "Fixed Cost Fees" means the Fees that are Invoiced monthly to each Client based on its monthly share of Fixed Costs in the Annual Budget subject to quarterly review;

(i) "Invoice" means a detailed monthly request for payment of Fees and Charges by UMS to each Client which is to be signed by UMS and which is due on delivery;

(j) "Secondment Agreement(s)" means the written agreement of secondment, substantially in the form attached hereto as Schedule B, to be executed by each of UMS, the relevant Client and the seconded individual at the commencement of the secondment;

(k) "Secondment Fees" means the portion of Fees which relate to each Secondment and shall be estimated as to the Fixed Cost portion and Variable Cost portion in the Annual Budget;

(l) "UMS Share" means a redeemable, retractable, voting share in the authorized capital of UMS 100% of which are to be owned by the Clients;

(m) "Variable Costs" means the Costs which are more or less variable and not easily predictable and which shall be estimated as a range for each Client in the Annual Budget separately for personnel, premises, equipment and miscellaneous costs;

(n) "Variable Cost Fees" means the Fees that are Invoiced monthly to each Client based on time records and other indicia of actual usage by each Client;

PART 2

SERVICES TO BE PROVIDED BY UMS

2.1 During the term of this Agreement UMS shall provide each Client (including its affiliates) with Services of the following kinds on a non-exclusive basis, and each Client will commit to engage UMS to provide such Services in accordance with the Annual Budget:

(a) more or less shared, equal availability to use UMS's business premises to be located at Suite 1630, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3 Vancouver, British Columbia, with generally equal access to the reception area, the boardroom, recorded interview room, and occasional use of individual personnel offices as may be available and agreed to from time to time (provided that the Costs related to any office area that is dedicated to a single Client shall be a reasonably allocated pro rata Cost to that Client only);

(b) reception area access, office maintenance and cleaning;

(c) geological, technical, accounting, disclosure, SEDAR and EDGAR filing and other administrative Services both on a regular and on an as-needed basis;

(d) use of office equipment including telephone systems, photocopying, telecopier and computers, and other equipment;

(e) use of geological equipment when utilized by UMS geological staff in performing the Services;

(f) corporate and project communication and outreach;

(g) other Services as the parties may from time to time agree.

2.2 UMS will offer the Services of qualified individuals who are willing and able to fulfill some the required management roles of a Client through the Secondment Agreements. For avoidance of doubt, each Client however is free at anytime to appoint alternative (non-UMS affiliated) management without breaching this Agreement however no adjustment to the Fixed Cost Fees (as contemplated by Part 3) will result from appointing alternative management or advisory personnel for the remainder of the period which is longer of the minimum notice period under Part 9 and the completion date of that year's Annual Budget.

2.3 Administrative Services to each Client may include all or any of the following Services as each Client and UMS shall agree form time to time: bookkeeping, financial statement preparation and MD&A drafting Services in connection with quarterly filings, material change reports and other disclosure filings on SEDAR and EDGAR. Accounting Services shall be overseen by one or more experienced, credentialed accountants as UMS may have on staff or retain.

2.4 Technical Services will include advice from one or more credentialed professional geologists or other qualified persons as UMS may have on staff or retain.

2.5 Legal Services will include assistance with negotiations, agreement reviews and disclosure matters from one or more credentialed professional lawyers who are members in good standing of the Law Society of British Columbia it being agreed however that each Pubco will continue to retain one or more outside law firm for formal opinions, litigation, mergers and acquisitions and other major transactions;

2.6 Each Client shall remain responsible for approving all disclosures, whether technical, financial or other. While UMS may provide advice to a Client it does not hereby assume any responsibility or liability for the disclosures made by the Client except for any proven loss resulting due from any gross negligence or wilful misconduct of UMS which is either admitted by it or determined by a Court of competent jurisdiction.

2.7 Nothing herein restricts a Client from retaining its own personnel to perform any function and UMS will negotiate in good faith to tailor its Services in manner that dovetails with each Client's use of its own personnel.

2.8 UMS will not concurrently herewith provide to the public any tax, legal, or engineering advice or Services or any other Services which requires UMS' membership or registration in a professional society or governmental or any securities commission or other regulatory authority licence or registration. Individual staff members or contractors to UMS may provide professional services where they are qualified to do so and UMS will invoice for such services.

PART 3

FEES AND CHARGES

3.1 Each Client shall pay a monthly Invoice for Fees and Charges related to Services provided by UMS and third parties retained through UMS. Charges shall be as incurred by UMS on behalf of a Client in accordance with a written or verbal request or the prevailing Annual Budget. Fees and Charges shall be invoiced by UMS on a monthly basis with reasonable detail of the basis of the Fees and Charges.

3.2 Fixed Cost Fees and Variable Cost Fees and the three-month Cash Deposit will be based on the Annual Budget. The Annual Budget will allocate the Fixed Cost Fees amongst the Clients and shall thereupon become legal obligations of each Client for the remainder of that Annual Budget or the notice period under Part 9 and Part 10. The Annual Budget will also establish an estimated range of Variable Cost Fees expected to be used by each Client for the ensuing calendar year. The parties acknowledge that Variable Cost Fees are inherently uncertain and may be subject to adjustment and re-estimation in the course of a calendar year and shall be invoiced on a time record or method which fairly reflects a Client's actual usage.

3.3 Fees will be set to reflect a full-cost-recovery basis of the UMS personnel involved in providing the Services and reasonable UMS overhead costs including fees of its management and director(s). Applicable employment benefits and other overheads shall be included and may include a reasonable portion for stand-by costs of employing such personnel. Charges for formally seconded personnel shall be allocated to the Clients based on the compensation required by their Executive Employment Agreements with UMS.

3.4 Charges will be the actual amount of third party charge ("Charges")for a Client plus a reasonable administrative charge if UMS administrative costs are not already covered by the time spent. The monthly Charges will be described in reasonable detail in the invoice, including, where applicable, prepaid amounts, credits and deposits. Each Client shall be promptly furnished with further support for Charges on reasonable request made of UMS.

3.5 Monthly Client invoices will be timely issued (recognizing Client reporting obligations) and shall reflect arrears costs for the previous month including for each Client, the sum of such Client's share of Fixed Costs based on the Annual Budget, the allocated Variable Costs and third party Charges for that Client in the preceding month.

3.6 UMS may elect not prepay Charges and recover them in in arrears but may require the Client to advance the amount of any third party Charges which the Client requests be incurred.

3.7 The Annual Budget will include for each Client an estimate of its anticipated share of annual Fixed Costs by month, an estimate of secondment and other personnel time allocations which may include both Fixed Cost and Variable Cost portions, and an expected range of other Variable Costs. These Fixed Cost and Variable Cost amounts will be reviewed quarterly and adjusted based on actual experience including the actual time records of the previous quarter and personnel time requirement estimates for the current quarter. It is understood this process is intended to be an annual budgeting process reviewed quarterly. Annual Budget Costs will reflect:

(a) The Costs of personnel required to meet anticipated business activity levels of each Client with a reasonable additional level of personnel to allow for increased activity surges and reasonable redundancy;

(b) the extent to which a Client may retain personnel and other service providers or has premises separate from the UMS premises;

(c) the complexity of a Client's operations, funding availability and plans for activity;

(d) time needed to deal with investor or regulatory requests for information;

(e) such other factors as UMS may agree with each Client for the ensuing quarter, provided that other Clients are advised of and do not object to the financial arrangements to deal with such other identified factors.

3.8 Fixed Cost Fees may be changed during the year on notice by UMS in the event UMS' Fixed Costs materially change and it is not the intention of the parties that the Annual Budget represents a legal or enforceable commitment by UMS to deliver Services within the estimated budgeted amounts. Variable Cost Fees will vary based on anticipated and actual usage of Services either in excess of historical experience or in the event a greater or lesser number of other Clients are using Services resulting in increased costs or economies of scale. Fees will also vary based on the number of Clients which are parties hereto and accordingly may increase or decrease for that reason alone.

3.9 Fees for personnel Services shall be tracked on a per hour or per diem basis for each activity for each Client using an open-book time recording system open to each Client.

3.10 Each Client agrees to promptly pay UMS invoices and to promptly advance funds against written cash calls for Charges, particularly larger dollar items and exploration work programs. UMS will advise what is required by UMS to pay for or secure third party services, to secure equipment, contractors, deposits and the like or else may have the Client make arrangement directly with third parties. Each Client agrees to guarantee all third party obligations which UMS assumes into as agent on behalf of such Client at its direction or with its knowledge or consent.

PART 4
CASH DEPOSITS FOR COMMITTED AND ANTICIPATED SERVICES

4.1 Each Client shall after execution hereof and upon receiving an Invoice pay to UMS a cash deposit ("Deposit") calculated as up to three months Fixed Fees and up to three months of estimated Variable Fees (net of any unused deposit which such Client has already paid to UMS for Services before the date hereof). UMS shall retain the Cash Deposit with its general working capital. Cash Deposit amounts will be retained and the unused portion returned only upon termination hereof.

4.2 The Cash Deposit requirement may change following quarterly budget reviews and upon Clients joining and leaving the group. The parties intend that UMS shall never be obliged to borrow from any third parties, or become insolvent. UMS will give each Client reasonable notice of any change in its costs or requirements (in addition to inviting the Client to have its director or other representative at the quarterly review and Annual Budget discussions). A new Client will be invoiced for a Cash Deposit upon executing a counterpart of this Agreement. Upon termination of this Agreement with a Client, and in accordance with Part 9, the balance of the deposit after deduction of outstanding Fees, Charges or the share of Lease liability under Part 10, shall be refunded to the Client within 30 days of termination.

4.3 If UMS is requested to assist in the implementation of a Client's exploration or other work program and is required to make third party payments as part of its Services, UMS and the relevant Client shall negotiate an additional Cash Deposit amount reflective of the additional costs, risks and obligations UMS is expected to incur or assume in providing such Services or arranging Charges. UMS does not assume responsibility for the performance by any third party retained at the request of a Client.

4.4 The parties acknowledge that the Cash Deposit may include an amount for leasehold improvements.

PART 5

UMS GRANTS OF OPTIONS TO PURCHASE CLIENT SHARES

5.1 Each Client agrees that it will adopt an incentive option plan ("Plan") which conforms with stock exchange requirements. Each Client will grant to UMS in connection with its Seconded and non-seconded personnel, a reasonable number of shares in its Plan including for any directors, employees and staff of UMS based on the general amount of time and contribution of such staff member to the Client (and recognizing that some personnel may already hold options based on direct relationships or Secondments with the Client). The intention of the parties is that the Clients shall grant options to UMS which it will use to incentivize and compensate UMS personnel in order to help reduce the cash costs of Services to the Clients.

5.2 Each UMS employee or contractor must qualify as "service provider" to the relevant Client as contemplated by regulatory policy. Each service provider will on request of a Client execute a written acknowledgment as a service provider which may describe such service provider's duties and acknowledge his/her obligations of good faith performance of Services, confidentiality about a Client's non-public information and non-competition with each Client. The allocation of options to UMS for the benefit of its staff is understood to constitute an important portion of a service provider's income from UMS. Service providers who handle non-public information may be deemed by a Client to be in a special relationship with each Client and be obligated to file insider reports as a "reporting insider" of that Client. As required by applicable regulatory rules, management and directors of UMS will also be deemed to be reporting insiders of each Client. UMS and each Client will in consultation with such persons determine if they are obligated to file insider reports.

5.3 Secondment Agreement provisions may include other specific provisions related to stock options granted to UMS for the benefit of a seconded individual. UMS shall grant options to its employees on an "umbrella basis", meaning on a non-arms-length basis, substantially back-to- back mirror image grants of the options granted to UMS by the Clients which may contain specifically negotiated terms and conditions related to individual Secondees and general grants for UMS employees contemplated by section 5.4.

5.4 UMS and the Clients shall also negotiate the grant of share purchase options to UMS that may form a general incentive pool of options to reward UMS staff members whose contributions to the Clients s may be indirect. This pool will be established so that all UMS personnel will enjoy some share in the success of each Client in order to recognize that each UMS staff member contributes to the overall success of the arrangements contemplated hereby. UMS shall retain sole control over any options granted pursuant to this paragraph in regards to allocating participation and being solely entitled to determine the timing of exercise and distribution of benefits.

PART 6
ADDITIONAL RIGHTS AND DUTIES OF UMS

6.1 UMS agrees to carry out its advisory, administrative and operating activities hereunder in a competent and workmanlike manner for each Client, in good faith with a view to the best interests of each Client. UMS will avoid any situations which could lead to or cause a conflict of interest with, or between Clients. UMS will immediately report to each Client affected, any circumstances that it believes has created or could give rise to a conflict of interest between itself and any Client or between any Clients.

6.2 UMS shall take reasonable precautions to ensure that only authorized personnel of UMS and each Client are provided with confidential information respecting the business affairs, exploration results and properties of that Client. UMS shall limit access to information respecting exploration developments to its own staff on a need-to-know basis and shall ensure that its personnel acknowledge the need to protect confidentiality of information respecting each Client which is developed by or comes into the possession of UMS. UMS shall generally maintain confidentiality of each Client's affairs and shall take reasonable precautions to protect the integrity and security of information developed for each Client.

6.3 UMS shall not be in the business of seeking mineral project opportunities for its own account. UMS shall not compete with a Client for resource property interests and will not acquire any interest in any property of a Client or one reasonably related to an existing property or prospect or one which can reasonably be said to be derived from any property of such Client either for itself or for another Client.

6.4 Mineral property prospects and opportunities which come to the attention of UMS personnel shall be communicated to the Client(s) which UMS believes in good faith are or may be entitled to the prospect or opportunity. In the case where the opportunity was received by UMS as a result of the provision of any Services by UMS to that Client(s) it shall prima facie be considered that Client's opportunity. Each Client acknowledges that UMS is expected to be regularly exposed to resource property opportunities in the ordinary course and may receive resource property prospects and opportunities as a consequence of the Services that it provides and therefore agrees that any dispute between Clients about the best claim to ownership of a prospect or opportunity shall not involve UMS except to provide evidence or testimony if UMS has disclaimed any interest in the prospect or opportunity.

6.5 Each Client also acknowledges that UMS may receive unsolicited proposals and opportunities from sources wholly unrelated to any Client and the Services provided hereunder and that those opportunities are acknowledged by each Client to be the sole property of UMS which may transfer them to any Client or third party as the UMS Board determines in its sole discretion unless after 10 days email notice to the Client's, the Clients otherwise determine by unanimous agreement.

6.6 UMS shall be responsible to pay the premises lease costs and the costs of all office equipment as well as the salaries and benefits of all UMS personnel providing the Services. UMS shall not though its provision of Services or actions encumber any property or asset owned by a Client.

6.7 UMS shall maintain premises and a reasonable level of general business liability insurance commensurate with its operations.

6.8 UMS shall conduct its business and perform the Services in compliance with all applicable laws and good industry practices.

6.9 UMS shall annually provide to each Client Board-approved copies of financial statements for UMS along with reasonable information about variances for that calendar year's Annual Budget.

6.10 All Clients hereby further severally agree that UMS will be indemnified by them for all Costs UMS incurs in implementing an Annual Budget (inclusive of overruns) and for all Costs incurred by UMS in good faith in connection with urgent, circumstances not unanticipated in the Annual Budget process. Each Client will bear its share of such additional Costs equitably based on its approximate share of Fixed Costs and Variable Costs at the time the unanticipated Cost arose. For avoidance of doubt, this obligation to indemnify does not apply to any claim, suit or damages award against UMS occasioned by UMS gross negligence or wilful misconduct.

PART 7
OWNERSHIP OF UMS

7.1 UMS shall be owned by the Clients, with each Client entitled to own one UMS Share or such number of UMS Shares as the Clients may otherwise unanimously agree.

7.2 Each Client will subscribe for one UMS Share for a price of $1,000 upon execution hereof. Clients executing a counterpart hereof in future will concurrently subscribe for one UMS Share at that time.

7.3 Upon termination of this Agreement between UMS and a Client for any reason, such Client shall retract its common share back to UMS for $1,000 within 10 days failing which UMS may redeem it for $1.

7.4 Each Client agrees to vote its UMS Shares and take any other actions necessary to keep elected a UMS Board consisting of a minimum of one legally qualified director and up to a Board comprised of one representative of each Client which wishes to have a person appointed to the UMS Board. A Client is not obligated to have a Board nominee and such right is non-assignable to another Client or any other person. A Client which does not have a nominee on the Board is entitled to have one appointed at any time on request and each Client shall execute a shareholders' consent resolution to effect this right.

7.5 In the event the Clients are unable to unanimously agree on a matter, they hereby agree that they shall, in lieu of a vote using shareholdings in UMS, settle the matter outside of director and shareholder resolutions through vote on the dispute matter using the basis of their respective shares of Costs using the current year's Annual Budget (rounded to the nearest $10,000) as the basis for determining voting entitlement. The directors of UMS shall implement any such decision the results of which process shall be deemed a unanimous vote of UMS shareholders.

7.6 The UMS Board will appoint a Chief Executive Officer and Chief Financial Officer (who may be the same person) of UMS who shall work together with the Clients and their appointed Board representative (if any) to coordinate the delivery of the Services hereunder and to perform such planning, monitoring and reporting functions as are customary to those titles and roles.

PART 8
OTHER RIGHTS AND DUTIES OF EACH PUBCO

8.1 Each Client shall be entitled and expected to participate in the development of each Annual Budget. A Budget shall be deemed adopted as such when it is either approved by the UMS Board, or approved by all the Clients under a unanimous shareholders consent resolution.

8.2 Any authorized representative of each Client, including its auditors and attorneys, shall at all reasonable times have full access to all of the records or information of UMS pertaining to the affairs of that Client (only) and reasonable access to the financial records of UMS that relate to Invoices.

8.3 UMS shall indemnify and save harmless each Board member and each Client from any claim, suit or demand which may arise by virtue of any improper act or gross negligence of UMS arising as a consequence of the performance by UMS of this Agreement.

8.4 UMS shall seek to obtain and maintain customary directors' and officers' insurance for its directors and officers, the cost of which is intended to be as far as possible Fixed Cost. UMS shall endeavour to obtain umbrella liability insurance including for losses occasioned by negligent delivery of Services. If such insurance is not obtainable, the Clients shall be advised accordingly.

PART 9 TERMINATION

9.1 UMS may terminate this Agreement on 60 days notice with respect to any Client for "good cause", unless all other Clients unanimously otherwise agree. Good cause means a persistent failure to pay Invoices, persistent breaches of a Client's other obligations hereunder or the occurrence or acknowledgement of, or reasonably perceived or suspected occurrence of, behaviour of a Client (including its principals) that could bring the remaining Clients into disrepute. UMS will provide notices of breaches hereof to the defaulting Client with a copy to each other Client. In the event of termination by UMS, any amounts owed (including amounts not yet invoiced) shall remain due and payable by the former Client upon receipt of an invoice.

9.2 Each Client's obligations hereunder may be terminated by such Client without good cause on written notice given for a period of time which is the longer of 180 days and the remainder of that Annual Budget, and without derogating for the Client's obligation to remain liable for its share of the Vancouver premises lease under Part 10. In lieu of notice, payment of an amount equal to such remaining lease period may be paid to UMS. From the date of notice to the date of termination, UMS shall not enter into any new arrangements with third parties on behalf of a terminating Client (unless already legally committed to do so) without such Client's prior written consent.

9.3 Each Client's obligations hereunder may be terminated by such Client with good cause on shorter, reasonable written notice in the circumstances, in the event of good cause provided that UMS has been given a reasonable opportunity to remedy any failure to perform its obligations hereunder. Good cause includes any dishonest or willful misconduct by UMS personnel (the remedy for which is termination of such personnel and recompense for any loss), any persistent failure of UMS to timely deliver Services in a professional manner, or any persistent failure to reasonably accurately budget or bill for them.

9.4 UMS shall inform each Client of the receipt of each termination notice and if within 30 days of the notice of termination by a Client each other Client elects to terminate this Agreement, then UMS will prepare a wind-up plan and each Client will be responsible for its share of the total UMS wind-up expenses being all UMS' liabilities, commitments and obligations. The applicable share of aggregate wind-up costs and obligations shall be pro rata to the average amount invoiced to each Client over the preceding three months (Third party Charges shall be solely payable by the Client on whose behalf they were incurred).

9.5 UMS may only agree to add another party as a new Clients with majority consent of the other Clients. UMS shall notify each Client at least 5 days before it proposes to sign a counterpart hereof with a new Client and shall provide a copy of such counterpart agreement to each existing Client along with a copy of the Cash Deposit invoice.

9.6 The confidentiality and non-competition provisions of this Agreement which are applicable to UMS and each Client and its director nominee shall survive any termination of this Agreement and continue in full force and effect for two years thereafter.

9.7 Upon termination hereof in respect of any Client, such Client shall cease to use the UMS premises, phone number, etc. and shall make arrangements for the orderly transition of administrative and accounting responsibilities by advice letter to UMS. UMS shall turn over all business, technical, and like records pertaining to the affairs and properties of such terminating Client as may be in the possession of UMS although UMS may retain copies for its own records where reasonably required.

9.8 Upon termination of this agreement in respect of one or more Clients absent a concurrent replacement Client, the remaining Clients and UMS shall review the current Annual Budget and in good faith negotiate to adjust the estimated Fixed Cost and Variable Cost amounts to reflect the departure of the Client(s). Similarly, on one or more new Clients committing to obtain Services, Fixed Costs and Variable Cost estimates and allocations shall be adjusted.

 PART 10
CERTAIN PREMISES LEASE OBLIGATIONS

Redacted for personal or competitive information reasons or due to confidentiality obligations.	10.1 Notwithstanding this Agreement may be terminated by a Client prior to the expiry of UMS's current 10 year office lease in 2031 ("Lease"), each Client acknowledges it remains conditionally obliged to pay its share of the Lease rental and estimated operating charges until its expiry. Based on premises size of some 7,700 sq. feet and combined rental and (current) operating costs aggregating some ., the Lease obligation over the term is expected to be approximately million. Subject to sections 10.2 and 10.3, each Client signing this Agreement agrees (subject to 9.4) to remain liable for its estimated remaining share of the initial term of the Lease after termination hereof. Effective the date hereof the Deposit amount will be increased s additional 478 sq. ft. of space added to the Lease in 2021.

10.2 On termination hereof in respect of any Client, such Client shall immediately pay over to UMS its share of the estimated remaining liability amount of the Lease. By way of illustration, if a Client which has been allocated Fixed Costs of 20% of Fixed Costs in the Annual Budget for the yeaJ it te1minates this Agreement and which termination occurs after three years from the date hereof, it shall be liable to pay UMS an amount calculated as 20% x 70% x - million, subject to any recove1y under 10.3.	Redacted for personal or competitive information reasons or due to confidentiality obligations.

10.3 In the event that within six months of a Client making the payment required by section 10.2, either UMS and a new Client execute a counterpart of this Agreement, or some other sub tenancy is atTanged by UMS to occupy part of the premises, the Client which made the payment under section 10.2 shaU be entitled to a prutial refund of its payment to UMS calculated as         % of the amount of the Lease liability that the new Client has agreed to assume by becoming party to a counterpait hereof. In the event of a sub-tenancy arrangement being arranged by UMS, the fo1mer Client shall be entitled to      % of the rental payments or deposit payments made by the sub-tenant as they are received by UMS for the te1m of the sub-tenancy to a maximum of the-.

10.4 To the extent that an office in the Vancouver premises is provided to the CEO of a Client, that office shall be considered to be for the exclusive use of that Client and access to the office shall be restricted to persons authorized by the Client and UMS shall have no sepru·ate right to access it or grant access to it.

Redacted for personal or competitive information reasons or due to confidentiality obligations.

PART 11
MISCELLANEOUS

11.1 This Agreement is not assignable by the paities without the prior consent of all the patties and any purported assignment thereof is void.

11.2 UMS may only add a new Client with the consent of a majority of the cmTent Clients. Each new Client shaU execute a counterpa1t and provide cash Deposit reflective of its estimated shai·e of Fixed Costs and Variable Costs for the remaiinder of that Annual Budget. To the extent that addition new Client reduces the Costs for the other Pubcos for the remainder of a Budget Yea1·, the Annual Budget will be adjusted at the next quaiterly review.

11.3 This Agrnement shall be binding upon and enme to the benefit of the pai·ties hereto and their respective successors and pen:nitted assigns.

11.4 This agreement supersedes and replaces the Amended and Restated Technical & Administrative Services Agreement made April 1, 2021 between the Clients and UMS.

11.5 This Agreement shall be construed in accordatice with the laws of the province of British Columbia and the patties agree to attom to such jurisdiction in the event of a dispute hereunder.

11.6 Notices shall be considered effectively given hereunder when emailed by a Client to UMS or by UMS to a Client to the CEO or CFO of that Client as per the execution pages hereof. Any email notice must specify it is fmmal notice under this agreement and shall request acknowledgement of receipt. If the email is not timely acknowledged, the notifying paity shall personally deliver a paper copy to an officer or director of the recipient paity.

11.7 In the event that, and at the time that, counsel to a Client advises that this agreement requires any stock exchange approval or acceptance, or public disclosure and filing, such Client shall use its best efforts to secure such stock exchange acceptance and is authorized to file a copy of this agreement on any required securities administrators' disclosure site such as SEDAR.com or SEC.gov. Before such public filing, the parties shall agree such redactions as are reasonably required to protect the privacy of the information related to the other parties hereto.

11.8 In the event of a dispute amongst all or any of the parties, hereto which cannot be resolved by discussion amongst their senior executives, such dispute shall be referred by the relevant parties to binding arbitration under the Commercial Arbitration Act (BC). A single arbitrator shall be selected and final-offer arbitration shall be used. Each involved party shall submit a single proposal for resolution of the dispute and the arbitrator shall have the sole power of choosing one of the proffered solutions without amendment (unless all parties agree). The arbitrator may hear the parties, witnesses and experts and provide informal suggestions before the submission of proffered solutions. The parties intend that proffered solutions will be submitted within 10 days of initiation of the arbitration and one must be selected by the arbitrator within the following 10 days. The parties shall propose an allocation of costs of the arbitration will be included as part their proffered solutions and the arbitration shall be in Vancouver.

11.9 The intention of the parties is that the Services be provided as close to UMS's actual cost as is legally permitted. Any cash income taxes in connection with profitability shall be shared by the Clients as a Variable Cost.

11.10 Counsel to UMS prepared this Agreement; each Client must obtain independent legal advice in connection herewith.

IN WITNESS WHEREOF the parties have caused this Agreement to be executed and intend that it be made effective as of April 1, 2022 notwithstanding its later date of execution by any party.

Execution Pages Follow

UNIVERSAL MINERAL SERVICES LTD.

Per:	"Stacy Rowa"
Name: Stacy Rowa Chief Financial Officer Authorized Signatory Email:stacy.rowa@umsmining.com

Each Client has executed this Agreement by Signing the Attached Signature Page

SCHEDULE A- PUBCO EXECUTION PAGE

Client Agreement Execution Page

Client Name	Execution Signature and Date	Notices to:	Redacted for personal or competitive information reasons or due to confidentiality obligations.
Torq Resources Inc	Signature Date April 1, 2022
Tier One Silver Inc	Signature Date April 1, 2022
Sombrero Resources Inc.	Signature Date April 1, 2022
Fury Gold Mines Limited	Signature Date April 1, 2022

This Schedule A may be executed in counterpart and and deemed amended when there is deletion or addition of a Client.

SCHEDULE B- FORM OF SECONDMENT AGREEMENT
SECONDMENT AGREEMENT

This Secondment Agreement is made effective as of [■] (the "Effective Date") notwithstanding any later date of execution by any party and is made amongst Universal Mineral Services Ltd. ("UMS") and ■ ("Client") and [UMS Executive name] (the "Executive")

BACKGROUND:

A. The Client is a related party shareholder of UMS and both companies are parties to a non- arm's length shared services agreement ("Shared Services Agreement") under which UMS provides the services of full and part-time geological, financial, administrative, human resources, environmental, legal and executive personnel to the Client on a secondment basis ("Secondment(s)");

B. The "Executive Employment Agreement" between UMS and the Executive, to which the form of this Secondment agreement is attached, contemplates that UMS may second the Executive to one or more of its Clients and that the Executive will by virtue of such secondment(s) perform certain agreed services ("Services") for the Client as described on Appendix 1 hereto and he/she will also assume the corporate title referenced on Appendix 1 and the legal duties and liabilities related thereto ("Title and Duties");

C. The Executive will look to UMS for payment of all compensation related to the performance of the Services including any awards of any cash bonus or share purchase options to be granted by the Client to UMS for the benefit of the Executive provided that the Executive will be directly entitled following a Change of Control ("CoC") of the Client initiated during the Secondment to a "CoC Secondment Termination Fee" and certain other entitlements described on Appendix 2 to the Secondment Agreement;

NOW THEREFORE, the Executive, the Client, and UMS (collectively the "Parties") hereby agree as follows:

PART 1- TERM

1.1 The Secondment shall be deemed to have commenced on the Effective Date and shall continue indefinitely until the earlier of the date that (i) UMS and the Client shall agree; (ii) the date that is at least 10 days after the date the Executive elects to terminate his/her Executive Employment Agreement with UMS and (iii) the date the Executive elects to exercise his/her special termination right after a Change of Control initiated during the term hereof as described on Appendix 2.

1.2 The Executive acknowledges that any prior agreement between the Client and Executive is terminated as of the date hereof and Executive releases the Client from any claims under any prior agreement except for (i) any share purchase options previously granted by Client and for which any remaining vesting shall be deemed to continue and be fulfilled under this Secondment from the later of the date of the Executive's original hire by the Client and the grant of such options and (ii) any bonus consideration under section 2.15.

PART 2- SECONDMENTS GENERALLY

2.1 Secondments shall be in accordance with this Secondment Agreement. This Secondment Agreement also incorporates certain provisions of the Executive Employment Agreement that are referenced below.

2.2 The Executive shall at all times be and remain an employee of UMS and shall not look to Client for any compensation for Services however the Executive is entitled to direct payment from Client of a CoC Secondment Termination Fee calculated in accordance with Schedule B in consideration for Executive's assumption of Title and Duties. The Client shall in good faith grant options to UMS in connection with and reflective of the services of the Executive reasonably commensurate with the seniority of his/her Title and Duties in the Client and contribution to the success of the Client. UMS shall grant back-to-back mirror options to the Executive for any options granted to UMS in connection with this secondment.

2.3 The Executive shall be entitled to an indemnity agreement and D&O insurance coverage in connection with his/her assumption of Title and Duties.

2.4 Executive shall perform Services for the Client as described in Appendix "1" and such other responsibilities not inconsistent with Appendix "1" as are determined by the Client's Board from time to time and (i) communicated to the Executive and UMS in writing and (ii) not objected to by UMS, acting reasonably.

2.5 UMS may object to changes in the Services where in its view represents an unreasonable additional burden, requires additional credentials or represents services which it believes the Executive does not have experience to properly provide.

2.6 The Client acknowledges that the Secondment contemplated herein is part of a shared services arrangement with other like junior mining issuers the flexibility of which is intended to benefit the Client and reduce its overall administrative costs while adding redundancy and resilience for all the participants. Therefore, the parties intend that this Secondment Agreement to be interpreted to provide some flexibility to the Executive and UMS in connection with timing of delivery of Services to allow the Executive to assist other clients of UMS in the case of unanticipated work surges, staff illness and other exigent circumstances in addition to quality assurance procedures.

2.7 Subject to section 2.6, the Executive's hours of work for Services shall be governed by the Client's requirements and its policies and procedures as related to contractors as are in effect from time to time. The number of hours of Services per week shall insofar as possible be determined by the Client and the Executive and reported by them to UMS for purposes of monthly invoicing.

2.8 The Executive shall be accountable to and take direction from the Client's Board or the person designated by the Board;

2.9 Client will review the Executive's performance at least annually and shall provide UMS and the Executive with a summary of the performance evaluation(s). Client may request with written reasons that UMS discipline the Executive in accordance with Client's published or communicated policies, procedures, and regulations, as may be applicable to other service providers.

2.10 The Executive shall be responsible to perform Services diligently and to the best of his/her ability in accordance with best industry practices. The Executive hereby confirms that he or she validly holds any credentials represented in any resume' or biographical information provided to UMS and/or Client and will maintain such credentials and/or professional society membership in good standing throughout the Term. The Executive hereby confirms that all other information provided in any resume' or biographical information provided to UMS and/or Client was and is remains correct and will promptly advise UMS and Client if any information therein becomes materially and adversely untrue (e.g. loss of credentials).

2.11 UMS shall pay all compensation amounts due to Executive net of applicable withholdings and shall pay all required employer contributions related to the salary. Client shall pay any CoC Secondment Termination Fee entitlement net of withholdings. Any exercise of share options shall require payment by the Executive to UMS of the required income tax prepayment amount. Any bonus entitlement shall be paid by Client to UMS as an invoiced services fee without withholdings and shall be paid by UMS to executive net of applicable withholdings.

2.12 The Client shall allow the Executive to take such leaves as are in accordance with UMS policies related to its own employees. Leave may be paid or unpaid; where "paid," means that, the Client's monthly secondment fees payable to UMS are adjusted by such leave in accordance with the Shared Services Agreement. The Client shall provide UMS with a record of all leaves taken by the Executive.

2.13 It is the intention of the Parties that this Secondment Agreement is not an employment, or master/servant agreement as between Client and the Executive. While the Executive is expected to fulfill the Services requirements, the Executive is an independent contractor to Client expected to apply his/her skills, experience, education and discretion in the manner of fulfilling the Services requirements.

2.14 The Executive shall be reimbursed by the Client or UMS, as they may agree, for all reasonable travel, relocation and other out-of-pocket expenses actually and properly incurred by the Executive from time to time in connection with the performance of the Services (the "Expenses"). UMS may also request that Client advance the amount for Expenses directly to the Executive either in advance of an anticipated expense or as reimbursement. For all such Expenses, the Executive shall furnish copies of all invoices, vouchers, or statements in respect of Expenses which the Executive properly incurred.

2.15 The Executive hereby acknowledges the termination of his/her former agreement with the Client effective upon execution of this Agreement. The Executive further acknowledges that no amounts remain due to the Executive from the Client under his/her former executive services or employment agreement with the Client except for rights in any previously granted unexpired stock options. Notwithstanding the foregoing, the Client and UMS hereby represent to the Executive that they will, in good faith, conduct the customary annual discretionary bonus discussion for Executive's calendar 2021 performance with any such bonus that may be awarded to be paid by UMS and reimbursed by the Client.

2.16 The Client hereby unconditionally guarantees to the Executive for a one year period from the date that this Agreement is first entered into (excluding any renewals), the due performance by UMS of all obligations owed to the Executive, which guarantee is capped in any event at the amount that would have been due to the Executive under the Executive's former employment agreement with the Client over the same period.

PART 3
CONFIDENTIALITY, NON-COMPETITION, ETC.

3.1 The Client is entitled to protection of its Confidential Information, one-year protection from competition within the Area of Interest and protection for solicitation of its personnel, as well rights to the Executive's Work Product all as provided for in Articles 8 and 9 of the Executive Employment Agreement to which this Secondment Agreement is appended as a Schedule. These collectively the "Continuing Protections"

3.2 Client is hereby acknowledged to be a third party beneficiary under the Continuing Protections sections of the Executive Employment Agreement in addition to any rights to confidentiality, non-competition, non-solicitation and assignment of proprietary rights the Client has under the Shared Services Agreement.

PART 4. TERMINATION

4.1 This Secondment Agreement may be terminated by:

(a) either Client or UMS upon giving the required written notice period to the other under the Shared Services Agreement to be followed by immediate notice to the Executive from UMS;

(b) the Executive by giving written notice period to UMS under their Executive Employment Agreement followed immediately by notice from UMS to the Client; or

(c) the Executive by giving notice of special termination right for Good Reason after a Change of Control under Appendix 2.

4.2 Upon termination hereof the Client shall be entitled to the Continuing Protections which the Executive hereby acknowledges and agrees to.

4.3 Upon termination hereof, the Executive shall remain entitled (absent a termination by the Client or UMS due to "Just Cause"):

(a) Client share option rights granted by UMS;

(b) continuing coverage under the D&O insurance and indemnity agreement for any event that occurred prior to the termination; and

(c) entitlement to be paid the CoC Secondment Termination Fee per Appendix 2.

PART 5 ADDRESSES FOR NOTICES

5.1 Any notice required under this Agreement, unless otherwise stipulated in this Agreement, shall be given to the other parties in writing and may be provided via in-person delivery, registered mail or by email or facsimile transmission, addressed as follows:

Name of Party	Name of Party	Name of Party
Address	Address	Address
Vancouver, BC	Vancouver, BC	Vancouver, BC
Email:	Email:	Email:
Attention:	Attention:	Attention:

The addresses for notice of any party may be changed by notice in writing to the other Parties as described above. Any notice personally served or sent by facsimile or email transmission shall be deemed received when sent or transmitted, respectively, if delivery or transmission is during normal business hours on a business day in Vancouver, or if not on a business day, on the following business day.

PART 6 GENERAL AND MISCELLANEOUS PROVISIONS

6.1 The parties hereby incorporate into this Secondment Agreement the General and miscellaneous provision of Article 10 of the Executive Employment Agreement, with any necessary changes deemed to apply (i.e. mutatis mutandis).

IN WITNESS WHEREOF UMS, the Client and the Executive have executed this Agreement as of the dates set forth below.

BY UMS Universal Mineral Services Ltd.	BY CLIENT [insert full name]
Per:	Per:
Title	Title
Date Signed	Date Signed

BY Executive	Witness
Per:	Per:
Print Name	Print name
Date Signed	Date Signed

Appendix "1" to Secondment Agreement

SERVICES, TITLE AND DUTIES - CFO[to be modified for each Secondment]

1. TITLE AND DUTIES

TITLE: The Executive will assume the corporate title and office of the Client's	Redacted for personal or competitive information reasons or due to confidentiality obligations.

DUTIES:

Duties of directors and officers

Section142 (1)A director or officer of a company, when exercising the powers and performing the functions of a director or officer of the company, as the case may be, must (a)act honestly and in good faith with a view to the best interests of the company, (b)exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances, (c)act in accordance with this Act and the regulations, and (d)subject to paragraphs (a) to (c), act in accordance with the memorandum and articles of the company. (2)This section is in addition to, and not in derogation of, any enactment or rule of law or equity relating to the duties or liabilities of directors and officers of a company. (3)No provision in a contract, the memorandum or the articles relieves a director or officer from (a) the duty to act in accordance with this Act and the regulations, or (b) liability that by virtue of any enactment or rule of law or equity would otherwise attach to that director or officer in respect of any negligence, default, breach of duty or breach of trust of which the director or officer may be guilty in relation to the company.

The CFO shall also comply with the duties and obligations of a "reporting insider" and "insider" as contemplated by the Securities Act (British Columbia) and the policies made by Canadian securities regulators in relation to it.

2. SERVICES

Redacted for personal or competitive information reasons or due to confidentiality obligations.

Redacted for personal or competitive information reasons or due to confidentiality obligations.

Redacted for personal or competitive information reasons or due to confidentiality obligations.

Appendix "2" to Secondments Agreement

CoC Secondment Termination Fee and Related Matters

1) Definitions:

a) "CoC" or Change in Control": For all purposes of this Agreement, "Change in Control" means in relation to the Client:

i) the acquisitions, directly or indirectly, by any person or group of persons acting in concert, as such terms are defined in the Securities Act, British Columbia, of common shares of the Client which, when added to all other common shares of the Client at the time held directly or indirectly by such person or persons acting in concert, totals for the first time more than 50% of the outstanding common shares of the Client; or

ii) the acquisition, directly or indirectly, by any person or group of persons acting in concert, as such terms are defined in the Securities Act, British Columbia, of common shares of the Client which, when added to all other common shares of the Client at the time held directly or indirectly by such person or persons acting in concert, totals for the first time 30% of the outstanding common shares of the Client followed, within twelve months of such event, by the removal, by extraordinary resolution of the shareholders of the Client, of more than 51% of the then incumbent directors of the Client, or the election of a majority of directors to the Client's Board who were not nominees of the Client's incumbent Board at the time immediately preceding such election; or

iii) consummation of a sale of all or substantially all of the assets of the Client, or the consummation of a reorganization, merger or other transaction which has substantially the same effect; or

iv) any plan of arrangement, reorganization, merger or other transaction which has substantially the same effect as (i) to (iii) above.

b) "Good Reason": As used herein, "Good Reason" means the occurrence of one of the following events within 12 months of a CoC which is initiated during a Secondment and completes within six months of the termination of the Secondment:

i) the termination for convenience by the Client of the Shared Services Agreement;

ii) a change by the Client of the Executive's Title;

iii) a direction by the Client to UMS or the Executive to add any substantial new Duties materially inconsistent with the Executive's positions, duties, responsibilities and status with the Client immediately prior to such change in assigned duties;

iv) a direction by the Client to UMS or the executive to effect a material change in or reduction to the Executive's position, duties, responsibilities or status with the Client compared to those that existed immediately prior to such change or reduction or any other like change as would constitute constructive dismissal of the Executive at law if the Executive were an employee of the Client;

v) a direction by the Client to UMS or the Executive to materially reduce the average monthly Services required from the Executive by the Client;

vi) a direction by the Client to UMS or the Executive to change in the principal place of work of the Executive to a location more than 50 kilometers from Vancouver (unless the Executive's agreement with UMS otherwise provides);

vii) any material and persistent breach by the Client of any provision of the UMS Services Agreement or this Agreement; or

viii) the good faith determination by the Executive and UMS that, as a result of a Change of Control or any action or event thereafter, the Executive's status or responsibilities within the Client have been diminished or Executive is being prevented from carrying out his/her Duties and responsibilities as they existed immediately prior to the Change of Control provided that the Client has received written particulars of any of the foregoing and has had a reasonable opportunity an opportunity to cure the circumstances giving rise to the determination.

c) "initiated" in connection with a CoC means the Client has initiated discussions with a potential acquirer, announced it has commenced a strategic review of options or retained an investment banker, dealer or advisor to initiate a sales process for control or a majority of its assets,

d) "Just Cause" means any act, omission, behaviour, conduct or circumstance of the Executive that (i) constitutes an act that would entitle the Client to terminate the Shared Services Agreement or (ii) would constitute just cause for dismissal of the Executive at law if the Executive were an employee of the Client.

2) Compensation for Duties and Title

In consideration of the Executive assuming the Title and fulfilling the Duties, the Client will in good faith exercise its discretion commensurate with the Executive's contribution to the Client's success, to grant to UMS for the benefit of the Executive share purchase options subject to its option plan, and will directly pay any CoC Secondment Termination Fee in the event it becomes due as herein provided.

3) Option and Bonus Entitlements and Forfeiture in Certain Events

Upon termination of the Secondment of the Executive upon the death or permanent disability of the Executive (where disability means a period of greater than 6 months), the Executive, or his/her heirs in the event of his/her death or disability, then UMS, for the benefit of the Executive or his/her estate, will be entitled to exercise share options which were vested at the time of death or disability for a period of twelve months thereafter. UMS will be entitled to any bonus for the Executive's services rendered before the effective date of termination calculated pro rata up to and including the effective date of death or termination. In the event of termination without Just Cause, the applicable period shall be ninety days, subject to section 6).

In the event of termination of the Secondment for Just Cause, all options granted to UMS for the benefit of the terminated secondment of that Executive, and any accrued bonus entitlements for that Executive are forfeit.

4) Termination of Secondment for Good Reason After Change in Control

The Executive shall have a special right to terminate his/her Secondment under this section for Good Reason at any time within twelve (12) months after a Change in Control which is initiated during the term of the Secondment and completes within six months of the termination of the Secondment. A notice of Secondment termination by the Executive under this section must be in writing, must cite this section and must provide one (1) month's notice of such termination.

5) Termination of Secondment Without Just Cause or For Good Reason

In the event that within 12 (twelve) months of a Change of Control which is initiated during this Secondment:

a) the Executive terminates the Secondment for Good Reason under 4); or

b) the Client effectively terminates this Secondment without Just Cause (including by a general termination of the Shared Services Agreement other than for breach by UMS);

the Client shall, immediately before the effective date of termination, pay the Executive a Change of Control Termination Fee calculated as a lump sum amount equal, calculated until end of 2023, to the highest of (i) two times the Executive's base salary paid by the Client in 2021 (ii) the total of last twenty-four (24) months billings by UMS for the Executive's Secondment, excluding any bonuses, as evidenced by the monthly billing information and (iii) twenty-four (24) months of the pro rata Base Salary allocated to the Client in the Annual Budget under the Shared Services Agreement. For a CoC initiated after 2023, only (ii) and (iii) shall be used and where twenty-four (24) months have not elapsed, all the months shall be averaged, and the CoC Secondment Termination Fee shall be twenty-four (24) times that average one-month figure. The Executive agrees to accept such fee in full satisfaction of any and all claims the Executive has or may have against UMS and the Client in respect of fulfilling the Duties to the Client under this Secondment Agreement except in respect of share options which have been granted as of termination of the Secondment which shall be subject to 6) and the bonus for the year of termination as set forth below.

In addition to the Change of Control Termination Fee, the Client shall pay the Executive through UMS, a bonus for the year of termination prorated to the date of termination based on the terms of any incentive plans.

6) Vesting and Exercise of Share Options on Termination of Secondment

Upon termination of this Secondment

a) other than for Just Cause, and so long as the Executive is employed by UMS, any share options granted by that Client before termination of the Secondment will continue to vest based on their original vesting schedule; or

b) resulting from termination under the Executive Employment Agreement other than for Just Cause, Section 7.13 of the Executive Employment Agreement shall govern; or

c) within twelve months of a Change of Control for Good Reason pursuant to 4), then subject to the terms of the Executive Employment Agreement in respect of any notice of termination that may be given to or by the Secondee in connection with that agreement, any vested and unvested share options granted to the Executive by UMS that remain outstanding will be deemed cancelled 90 days after the termination of the Executive's Secondment provided that any share options that vest within the first 60 of such 90 days will continue to be exercisable by the Executive for a period of 90 days from their scheduled vesting date.

7) Timing of CoC

In the event a Change of Control has been initiated but not completed before the termination of the Secondment, the vesting of all granted options shall be accelerated (whether or not the Secondment is still in effect at the time) to the time immediately prior to the Change of Control completing. A Change of Control initiated before termination of a Secondment shall not extend the fixed expiry date of any option granted by UMS (except as permitted by black-out extensions under the relevant Client option plan) but does extend the usual 90-day post- secondment termination cancellation allowing any unexpired unvested options granted by UMS to vest immediately prior to the completion of the Change of Control transaction to allow the Executive to participate in the Change of Control transaction in respect of any shares he/she may acquire under such options.

8) Regulatory Approval or Cash Payment in Lieu

UMS and, if applicable, the Client will take all reasonable steps required, including obtaining required regulatory or shareholder approvals to give effect to the foregoing, or, in the event that such required approvals cannot be obtained, UMS will make a cash payment to compensate the Executive for any inability to comply with the obligations of 7) due to want of regulatory approval.